SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of October 2016

Homex Development Corp.

(Translation of Registrant’s Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.

Bonanza 80020. Culiacán, Sinaloa, México.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒         Form 40-F    ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     ☐     No     ☐

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:                                       October, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Homex Development Corp.

Date: October 26, 2016
	By:	Alberto Islas
	Name:	Alberto Islas
	Title:	Chief Financial Officer

INVESTOR RELATIONS CONTACT Vania Fueyo Zarain Investor Relations vfueyo@homex.com.mx

HOMEX REPORTS THIRD QUARTER 2016 EARNINGS

Culiacán, Sinaloa, October 26, 2016,- Desarrolladora Homex, S.A.B. de C.V. (“Homex” or the “Company”) (BMV: HOMEX), a company engaged in the development, construction and sale of affordable housing and middle-income housing in México, reported today its financial results for the period ended September 30, 2016(1).

During the first nine-months of 2016, the Company has been focused on the reactivation of its operations, as well as on the optimization of its production processes and internal control to create the necessary efficiencies that will allow the Company to consolidate its operations and create value for its stakeholders in the medium term.

Highlights

•                  During the Third Quarter of 2016, the Company titled 435 units of an average price of Ps.583 thousand, totaling Ps.253.6 million, an increase of 396% when compared to the Third Quarter of 2015.

•                  During October 2016, the Company signed an agreement with Sólida Administradora de Portafolios, S.A. de C.V., Sofom, E.R. (Sólida), and with Grupo Financiero Banorte, S.A.B de C.V. (Banorte) through which the Company will obtain the required financing and or cash flow to develop 12 different housing projects across the country comprising approximately 7,000 units, which are additional to the actual portfolio that the Company is operating. Homex expects to develop these units during the following 4 years, starting in the following months.

•                  The new Board of Directors, new group of shareholders, as well as the management team post the re-structure of the Company, has initiated a process for the establishment of more efficient mechanisms of internal control, financial information, administration and risk control.

(1)  Unless otherwise noted, all monetary figures are presented in thousands of Mexican pesos and in accordance with International Financial Reporting Standards (IFRS).

Main Results

Total Revenues: During the Third Quarter of 2016, the Company registered revenues for Ps.254 million, derived from the sale of 435 homes, of which 65.3% corresponded to affordable housing with an average price per home of Ps.368 thousand and 34.7% corresponded to middle income housing with an average price per home of Ps.986 thousand.

For the nine-months accumulated period as of September 30, 2016, the Company registered revenues for Ps.689 million mainly as a result of titling 1,176 units.

Gross Profit: For the three months ended September 30, 2016, the Company recorded a gross profit of Ps.51 million and a 20% gross margin. For the nine-months accumulated period as of September 30, 2016, the Company registered a gross profit of Ps.147 million and a 21% gross margin.

(Loss) Operating Income: During the Third Quarter of 2016, the Company generated an operating loss of Ps.457 million. This result was primarily driven by the low level of operations of the Company, as well as the recording of other expenses for Ps.337 million in relation to accounting provisions that do not represent a cash outflow. As well, during the third quarter, the Company incurred in operating and maintenance expenses for Ps.35 million at housing developments where the definitive infrastructure has not been completed and, therefore, Homex covers the expenses to provide services, such as water, electricity, sewage and general maintenance, to those projects.

The Company will complete the pending infrastructure works primarily using the INFONAVIT credit line for up to Ps.350 million to complete the pending infrastructure; as a result, the operation and maintenance expenses will not be recurrent and will gradually decrease.

For the nine-months accumulated period ended as of September 30, 2016, the Company registered an operating income of Ps.215 million principally as a result of the debt forgiveness from the outstanding principal balance of a credit contract with a Company’s creditor registered during the Second Quarter of 2016. For the nine-months accumulated as of September 30, 2016, the expenses for infrastructure pending works, previously described, were Ps.95 million.

Net Comprehensive Financing Cost:  For the Third Quarter of 2016, the net comprehensive financing cost was Ps.168 million, derived principally from the accrued interest during the period in the amount of Ps.166 million.

For the nine-months accumulated period as of September 30, 2016 the Company’s Integral Cost of Financing was Ps.407 million.

(Loss) Net Income Consolidated: During the Third Quarter of 2016, the Company generated a consolidated net loss of Ps.613 million.

For the nine-months accumulated period ended as of September 30, 2016 the Company registered a consolidated Net loss of Ps.355 million.

Indebtedness and Capital Structure

Total bank indebtedness as of September 30, 2016 was Ps.5,516 million. This debt level reflects the effects of the Restructuring Plan, revolving credit lines with financial institutions used during the period as well as non-capitalized secured debt.

Homex indebtedness is related to housing developments as well as the non-capitalized secured debt under the Restructuring Plan of the Company. The average maturity profile of Homex debt is approximately 2 years, with a weighted average cost of 9.6%. Long-term debt represents approximately 44% of the total. Also, 100% of the indebtedness is denominated in Mexican pesos.

During 2016 the Company has negotiated certain credit contracts and revolving credit lines which maturity date was expired, extending its maturities to 2 and 3 years. The Company will continue negotiating with financial institutions regarding the renewal of credit contracts and revolving credit lines that today are registered as short-term debt. As well, the Company is working to reduce its guaranteed debt through the payment in kind of certain non-strategic assets. As a result, the Company expects that the majority of its short-term debt will be classified as long-term debt during 2017 and that its financial liabilities to be reduced without existing cash outflow for the Company.

Investigation Securities and Exchange Commission (SEC): The investigation by the Securities and Exchange Commission, which the Company previously disclosed, is continuing.  The Company is cooperating fully with the investigation.  At the present time, it is not possible to determine when the investigation may be concluded.

About Homex

Desarrolladora Homex, S.A.B. de C.V. is a vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico.

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Figures in thousands of pesos)	Sep-16	Dec-15	%Change
ASSETS
CURRENT ASSETS
Cash equivalents	$73,308	$41,562	76%
Accounts receivable	$100,671	$56,080	80%
Land and construction in progress	$1,988,794	$1,886,701	5%
Payments in advance	$90,660	$57,387	58%
Other current assets	$750,535	$1,517,755	-51%
Total current assets	$3,003,968	$3,559,485	-16%

Land for future developments	$4,082,256	$4,257,380	-4%
Property, machinery and equipment, net	$179,830	$240,294	-25%
Other non-current assets, deferred taxes and others	$3,669,445	$3,922,142	-6%
TOTAL ASSETS	$10,935,499	$11,979,301	-9%

LIABILITIES AND STOCKHOLDERS’ EQUITY
SHORT-TERM LIABILITIES
Current bank debt	$3,093,488	$5,733,784	-46%
Convertible debentures	$672,619	$612,818	10%
Accounts payable	$3,358,607	$3,462,094	-3%
Advances from customers for future sales	$151,240	$173,312	-13%
Other taxes payable	$3,783,200	$3,687,950	3%
Income tax and other provisions	$5,060,270	$4,939,474	2%
Total short-term liabilities	$16,119,424	$18,609,432	-13%

Long-term bank debt	$2,422,821	$607,723	299%
Other Long-term liabilities	$339,291	$338,089	0%
TOTAL LIABILITIES	$18,881,536	$19,555,244	-3%

STOCKHOLDERS’ EQUITY
Capital stock	$1,282,942	$1,282,942	0%
Convertible debentures	$1,137,182	$1,137,182	0%
Stock premium	$2,773,454	$2,833,255	-2%
Accumulated deficits	$(13,039,056)	$(12,735,443)	2%
Other capital accounts	$5,841	$6,917	-16%
Equity (deficit) attributable to owners of the parent	$(7,839,637)	$(7,475,147)	5%
Non-controlling deficit interest in consolidating subsidiaries	$(106,400)	$(100,796)	6%

TOTAL (DEFICIT) STOCKHOLDERS’ EQUITY	$(7,946,037)	$(7,575,943)	5%

TOTAL LIABILITIES AND (DEFICIT) STOCKHOLDERS’ EQUITY	$10,935,499	$11,979,301	-9%

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT

ACCUMULATED AS OF SEPTEMBER 30, 2016 AND SEPTEMBER 30, 2015

(Figures in thousands of pesos)	sep-16		sep-15		% Chg
REVENUES
Housing revenues	$685,239	99.5%	$165,266	71.1%	314.6%
Affordable-entry level revenue	$291,051	42.2%	$18,820	8.1%	1495.9%
Middle income revenue	$394,188	57.2%	$146,446	63.0%	162.8%
Other revenues	$3,753	0.5%	$67,204	28.9%	-94.4%
TOTAL REVENUES	$688,992	100.0%	$232,470	100.0%	196.4%

COST OF SALES	$542,255	78.7%	$102,325	44.0%	429.9%

GROSS (LOSS) PROFIT	$146,737	21.3%	$130,145	56.0%	12.7%

Selling and Administrative Expenses
Marketing and sales Expenses	$68,511	9.9%	$8,816	3.8%	677.1%
Administrative expenses	$312,478	45.4%	$357,228	153.7%	-12.5%
Projects Maintenance	$94,713	13.7%	$86,845	37.4%	9.1%
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	$475,702	69.0%	$452,889	65.7%	5.0%

OTHER OPERATING (INCOME) EXPENSES, NET	$(543,848)	-78.9%	$(4,529,521)	-657.4%	0.0%

OPERATING INCOME (LOSS)	$214,883	31.2%	$4,206,777	1809.6%	-94.9%

NET COMPREHENSIVE FINANCING COST	$407,091	59.1%	$1,451,140	624.2%	-71.9%

(LOSS) INCOME BEFORE TAXES ON EARNINGS	$(192,208)	-27.9%	$2,755,637	1185.4%	-107.0%

TAXES ON EARNINGS	$163,066	23.7%	$(634,737)	-273.0%	-125.7%
CONSOLIDATED NET INCOME (LOSS)	$(355,274)	-51.6%	$3,390,374	1458.4%	-110.5%
Net Income (loss) of controlling interest	$(363,416)	-52.7%	$3,389,885	1458.2%	-110.7%
Net (loss) non-controlling interest	$8,142	1.2%	$489	0.2%	1565.0%

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT

FOR THE THIRD QUARTER OF 2016 AND 2015

(Figures in thousands of pesos)	3Q16		3Q15		% Chg
REVENUES
Housing revenues	$253,570	99.7%	$51,099	78.4%	396.2%
Affordable-entry level revenue	$104,649	41.1%	$13,284	20.4%	687.8%
Middle income revenue	$148,921	58.5%	$37,815	58.0%	293.8%
Other revenues	$817	0.3%	$14,097	21.6%	-94.2%
TOTAL REVENUES	$254,387	100.0%	$65,196	100.0%	290.2%

COST OF SALES	$203,654	80.1%	$12,845	19.7%	1485.5%

GROSS (LOSS) PROFIT	$50,733	19.9%	$52,351	80.3%	-3.1%

Selling and Administrative Expenses
Marketing and sales Expenses	$24,457	9.6%	$3,756	5.8%	551.1%
Administrative expenses	$111,472	43.8%	$161,265	247.4%	-30.9%
Projects Maintenance	$34,676	13.6%	$36,959	56.7%	-6.2%
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	$170,605	67.1%	$201,980	309.8%	-15.5%

OTHER OPERATING (INCOME) EXPENSES, NET	$337,154	132.5%	$(4,549,358)	-6978.0%	-107.4%

OPERATING INCOME (LOSS)	$(457,026)	-179.7%	$4,399,729	6748.5%	-110.4%

NET COMPREHENSIVE FINANCING COST	$167,858	66.0%	$1,127,346	1729.2%	-85.1%

(LOSS) INCOME BEFORE TAXES ON EARNINGS	$(624,884)	-245.6%	$3,272,383	5019.3%	-119.1%

TAXES ON EARNINGS	$(11,973)	-4.7%	$(480,217)	-736.6%	-97.5%
CONSOLIDATED NET INCOME (LOSS)	$(612,911)	-240.9%	$3,752,600	5755.9%	-116.3%
Net Income (loss) of controlling interest	$(615,632)	-242.0%	$3,750,864	5753.2%	-116.4%
Net (loss) non-controlling interest	$2,721	1.1%	$1,736	2.7%	56.7%

The Consolidated Financial Statements in this quarterly report are included for the convenience of the reader. Please refer for the Complete Financial Statements presented before the National Banking Commission (CNBV) and Mexican Stock Exchange (BMV).